UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

LATAM AIRLINES GROUP S.A.

(Name of Issuer)

Shares of Common Stock, without par value

(Title of Class of Securities)

N/A

(CUSIP Number)

Peter W. Carter

Executive Vice President & Chief Legal Officer
Delta Air Lines, Inc.

1030 Delta Boulevard

Atlanta, GA 30354

Telephone: +1 404 715 2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule §240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons DELTA AIR LINES, INC.
2	Check the Appropriate Box If a Member of a Group (See Instructions)(1), (2) a. ☐ b. ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 121,281,538
	8	Shared Voting Power 0
	9	Sole Dispositive Power 121,281,538
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 121,281,538
12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13	Percent of Class Represented By Amount in Row (11) 20.0% (19.99%)(3)
14	Type of Reporting Person (See Instructions) CO

(1) The Reporting Person (as defined herein) together with the Other Shareholders (as defined herein) may be deemed to constitute a “group” within the meaning of Section 13(d) of the Act on account of these parties engaging in the activities described in Item 4 below. As noted below, the Reporting Person expressly disclaims membership in a group with any other person.

(2) This filing does not reflect any shares of Common Stock (as defined herein) that may be deemed to be beneficially owned by the Reporting Person as a result of membership in a “group” within the meaning of Section 13(d) of the Act, and the Reporting Person expressly disclaims such membership. See Item 4 below for additional information.

(3) Percentage calculated on the basis of 606,407,693 shares of common stock, without par value, of LATAM Airlines Group S.A. (“LATAM” and the “Common Stock”), outstanding as of September 30, 2021, as reported by LATAM in its Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on November 10, 2021 (Film No. 211396519), and rounded up in accordance with instruction 13 of the cover page for Schedule 13D.

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Explanatory Note

This Amendment No. 3 (“Amendment No. 3”) to Schedule 13D relates to LATAM’s Common Stock and amends the initial statement on Schedule 13D filed by the Reporting Person on January 6, 2020, as amended by Amendment No. 1 thereto, filed on September 7, 2021 and Amendment No. 2 thereto, filed on December 13, 2021 (“Amendment No. 2” and the Schedule 13D as so amended through Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented by deleting the last paragraph of item 4 of Amendment No. 2 and inserting the following language in its place:

“On January 12, 2022, the Reporting Person, Costa Verde Aeronáutica S.A. (“Costa Verde”), and Qatar (collectively, the “Facilitating Shareholders”) entered into a commitment agreement with LATAM and the other Debtors (as may be amended, modified, or supplemented, the “BCA”), setting forth the terms by which each Facilitating Shareholder, severally and not jointly, will participate in the rights offering for the common stock rights offering and/or a tranche of unsecured notes convertible into shares of reorganized LATAM equity in connection with the Company Plan and in furtherance of the terms of the RSA. The Reporting Person estimates that its ownership interest in LATAM following the transaction will be no more than 10%, substantially lower than it is today.  Also on January 12, 2022, the Debtors, the Reporting Person, Costa Verde, Qatar, and certain members of the Ad Hoc Group constituting the Requisite Commitment Creditors (as defined in the RSA) entered into an amendment to the RSA (the “RSA Amendment”) with respect to the terms of the tranche of the unsecured convertible notes rights offering in which the Facilitating Shareholders would participate.  The foregoing description of the BCA and the RSA Amendment are qualified in their entirety by the express terms of such agreements, copies of which are included as Exhibit 99.3 and Exhibit 99.4 and are incorporated herein by reference.

The Reporting Person disclaims membership in a “group” within the meaning of Section 13(d) of the Act and beneficial ownership over any of the shares of Common Stock beneficially owned by any other person, including the Other Shareholders or any member of the Ad Hoc Group, and nothing in the Schedule 13D, as amended by this Amendment No. 3, shall be deemed an admission that the Reporting Person is a member of a “group” within the meaning of Section 13(d) of the Act.”

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated as follows:

“The responses of the Reporting Person to Items 2, 3, 4, 5 of the Schedule 13D, as amended by this Amendment No. 3, are incorporated into this Item 6 by reference.

Except as disclosed in the Schedule 13D, as amended by this Amendment No. 3, there are no contracts, arrangements, understandings or relationships between the Reporting Person and any third persons, including the Other Shareholders, with respect to the Common Stock.”

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

Exhibit Number	Description
Exhibit 99.3	Backstop Commitment Agreement, dated as of January 12, 2022 (Filed as part of Exhibit 99.1 to LATAM’s Report of Foreign Private Issuer on Form 6-K, submitted to the Securities and Exchange Commission on January 13, 2022 (Film No. 22527947)).
Exhibit 99.4	First Amendment to Restructuring Support Agreement, dated as of January 12, 2022.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2022	DELTA AIR LINES, INC.

	By:	/s/ Peter W. Carter
Peter W. Carter
Executive Vice President & Chief Legal Officer

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